November 19, 2008

Mail Stop 4561

Mr. Glenn J. Rufrano
Chief Executive Officer
Centro NP LLC
420 Lexington Avenue
New York, NY 10170

> **Re:** **Centro NP LLC**
> **Form 10-K/A for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2008**
> **Filed April 18, 2008**
> **File No. 001-12244**

Dear Mr. Rufrano:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2007

Note 12. Intangible Assets, page F-33

1.   We note that you have capitalized $42 million and $106 million for the value of an asset management fee stream and property management rights, respectively, in connection with the merger. Please advise us what impact, if any, the

Management Services Assumption Agreement had on your impairment analysis for these two intangible assets. It appears from the disclosure on page 9 that the Management Joint Venture took over property management services from you in March 2008.

Note 19. Commitments and Contingencies, page F-52

Environmental Matters, page F-53

2.   Based upon your disclosure on page F-53, it appears that the soil and groundwater contamination at some of your properties may represent a contingent liability that has at least a reasonable possibility of occurring. Please tell us what consideration you gave to including the disclosures required by paragraphs 155-164 of SOP 96-1 and paragraph 10 of SFAS 5 as they relate to your potential environmental remediation liability. Please also disclose whether you are currently involved in, or plan to undertake, any remediation efforts and the estimated cost of these efforts.

Exhibit 31

3.   We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K/A are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K/A that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please also amend the certifications in Forms 10-Q filed for the first two quarters of fiscal 2008, as necessary, in response to this comment.

Exhibit 32

4.   It does not appear that you have furnished the certification required by Section 906 of the Sarbanes-Oxley Act of 2002. Please file an amendment to your Form 10-K/A that includes this certification. Refer to Item 601(b)(32) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2008

Liquidity and Capital Resources, page 53

5.   We note that as of June 30, 2008 you were in compliance with all the financial covenants under the July 2007 Revolving Facility. To the extent that this facility, or any other debt contains cross-default provisions with other parties, please also

disclose whether those parties were in compliance with the relevant debt covenants.

Notes to Consolidated Financial Statements, page 6

Note 10: Debt Obligations, page 25

6.   In your 2007 10-K/A, you disclose on page F-35 that $171.7 million of mortgage debt is scheduled to mature during 2008. This amount was reduced to $14 million in the Form 10-Q for the quarter ended June 30, 2008. During the first six months of 2008, it appears that you repaid $11.2 million of mortgage debt, but it does not appear that the remaining debt has been extended. Please clarify to us the reason for the discrepancy and expand upon your disclosure in future filings. Please revise your liquidity discussion in future filings as well to elaborate on the causes for this, or any other changes, in short-term liquidity.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

Mr. Glenn J. Rufrano
Centro NP LLC
November 19, 2008
Page 4

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief